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                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                               -----------------

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2003

                               -----------------

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

                               -----------------

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

   Form 20-F  [X] Form 40-F [_]

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes [_] No [X]

   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

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                          FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 10, dated February 21, 2003, of major interests in shares.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               /s/ Scottish Power plc
                                               ----------------------------------
                                               (Registrant)

Date March 17, 2003                        By: /s/ Alan McCulloch
     -------------------                       ----------------------------------
                                               Alan McCulloch
                                               Assistant Company Secretary





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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Prudential plc, and
The Prudential Assurance Company Limited (together "Prudential")

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Prudential

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

                   M&G (LOMBARD ST) NOMS FPE.....    112,278
                   MAGIM HSBC GIS NOM(UK) SALI...    333,745
                   MGLM A/C DBL A/C FBFT.........     52,397
                   PRUCLT HSBC GIS NOM(UK) PAC AC 58,971,862
                   PRUCLT HSBC GIS NOM(UK) PHL AC    771,238
                   PRUCLT HSBC GIS NOM(UK) PPL AC  3,457,894
                   PRUCLT HSBC GIS NOM(UK) SAL AC     32,815
                   PRUDENTIAL EURO INDEX TRACKER.      6,293
                   PRUDENTIAL UK INDEX TRACKER TS     10,161
                   ROY NOMINEES 578079...........    328,350
                   ROY NOMS LTD 578052...........    190,688
                   ROY NOMS LTD 578060...........    495,000
                   ROY NOMS LTD 578141...........    371,156
                   ROY NOMS LTD 578192...........    779,000
                   TOTAL......................... 65,912,877

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

Not stated

11) Date company informed

20 February 2003

12) Total holding following this notification

65,912,877

13) Total percentage holding of issued class following this notification

3.55%

14) Any additional information

None

15) Name of contact and telephone number for queries

Alan McCulloch
Assistant Secretary
0141 566 4683

16) Name and signature of authorised company official responsible for making this notification

Alan McCulloch
Assistant Secretary
Date of notification 21 February 2003